AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

        This Amendment No. 1 to Employment Agreement (“Amendment”) is made as of the 9th day of January, 2003, by and between RUBY TUESDAY, INC., a Georgia corporation (the “Company”) and SAMUEL E. BEALL, III, a resident of the State of Tennessee (“Executive”).

        WHEREAS, the Company and Executive are parties to that certain Employment Agreement dated of as June 19, 1999 (“Agreement”); and

        WHEREAS, Executive and the Company desire to amend the Agreement as hereinafter set forth; and

        WHEREAS, capitalized terms not otherwise defined herein shall have the same meanings attributed to such terms in the Agreement.

        NOW, THEREFORE, for and in consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree that the Agreement shall be amended as follows:

1.	Term. Except as otherwise provided in Section 4 of the Agreement, the Term of the Agreement is extended and shall continue until June 18, 2010.

2.	Stock Options. In consideration of the terms and conditions of this Amendment, the Company agrees to grant to the Executive a non-qualified option to acquire 201,884 shares of the Company’s common stock under the Company’s 1996 Stock Incentive Plan (“Plan”) at a per exercise price equal to the fair market value of a share of the Company’s common stock determined as of the close of business on the day before the date of this Amendment (the “2002 Option”). The 2002 Option shall vest on June 18, 2010 and shall expire on December 18, 2012; provided, however, that the 2002 Option shall expire immediately upon termination of the Executive’s employment, other than a termination or resignation pursuant to Section 4.1, 4.2, 4.7, or 4.8 of the Agreement (and with respect to Sections 4.7 and 4.8, as amended in this Amendment). Notwithstanding the terms and conditions of the Plan or the Company’s Executive Supplemental Pension Plan (“ESP”), the 2002 Option shall expire immediately in the event Executive unilaterally retires under the “Rule of 90” under the ESP prior to June 18, 2010.

3.	Amendments to Sections 3.4, 4.7, 4.8, 6 and 7 of the Agreement.

(A)	Section 3.2(a) of the Agreement is deleted in its entirety and the following is substituted therefor:

    (a)        The Executive shall be entitled to an annual bonus opportunity pursuant to the terms of the Ruby Tuesday, Inc. Chief Executive Officer’s Incentive Bonus Plan, based upon performance criteria approved by the Board of Directors of the Company, or appropriate committee thereof, with a target bonus equal to one hundred percent (100%) of Base Salary and a maximum bonus equal to one hundred and seventy-five percent (175%) of Base Salary.

(B)     Section 3.4 of the Agreement is deleted in its entirety and the following is substituted therefor:

“3.4 Vacation. On a non-cumulative basis, the Executive shall be entitled to six (6) weeks (or such greater time as may be agreed between the Executive and the Company’s Board of Directors) of vacation in each successive twelve-month period during the Term, during which his compensation shall be paid in full.”

(C)     Section 4.7 of the Agreement is deleted in its entirety and the following is substituted therefor:

"4.7 INTENTIONALLY OMITTED"

(D)     Section 4.8 of the Agreement is deleted in its entirety and the following is substituted therefor:

“4.8 Qualified Termination Following a Change of Control and Involuntary Termination Other Than for Cause. In the event of a Qualified Termination of the Executive’s employment following a Change of Control or in the event the Company terminates the Executive’s employment other than for Cause, this Agreement shall terminate and the Company shall have no further obligations hereunder except as follows: (a) immediate payment of any obligations accrued but unpaid as of the date of termination; (b) immediate payment of a lump sum amount equal to the product of three (3), multiplied by the sum of (i) Base Salary then in effect, plus (ii) the greater of (A) the target annual bonus for the fiscal year in which the Qualified Termination or involuntary termination other than for Cause occurs, or (B) the average of the last three annual bonuses earned by the Executive; (c) immediate payment of a pro rata portion of the target annual bonus for the fiscal year in which the Qualified Termination or involuntary termination other than for Cause occurs; (d) the payment of earned but unused vacation through the end of the calendar month in which such termination occurs; and (e) the provision of health, life and disability coverages to the Executive and eligible dependents for a period of thirty-six (36) months at active employee rates (or cash equal to the cost of any such coverage to the extent such continued coverage can not be provided pursuant to any underlying insurance policy then in effect or where such continued coverage would have adverse tax effects to the Executive or other plan participants). Payment of obligations under any other employee benefit plans shall be determined in accordance with the provisions of those plans; provided, however, that the Executive’s accrued benefit under the Ruby Tuesday, Inc. Executive Supplemental Pension Plan shall be determined by increasing the Executive’s actual years of “Continuous Service” (as defined therein) by an additional three (3) full years.

The Company and Executive agree that the failure of the Board of Directors of the Company to elect, or the action of the Board of Directors to remove, Executive as Chairman of the Board shall, in the absence of Cause, permit Executive to terminate this Agreement within sixty (60) days of such event and such termination shall be deemed to constitute an involuntary termination other than for Cause by the Company.

Notwithstanding any other provision of this Agreement to the contrary, if the aggregate amount provided for in this Agreement and any other payments and benefits which the Executive has the right to receive from the Company and its Affiliates (determined without regard to the provisions of this paragraph) would subject the Executive to an excise tax under Section 4999 of the Internal Revenue Code (or any successor federal tax law), or any interest or penalties are incurred or paid by the Executive with respect to such excise tax (any such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to an additional payment from the Company as is necessary (after taking into account all federal, state and local taxes (regardless of type, whether income, excise or otherwise) imposed upon the Executive as a result of the receipt of the payment contemplated by this Agreement) to place the Executive in the same after-tax position the Executive would have been in had no Excise Tax been imposed or incurred or paid by the Executive. Ernst & Young LLP (or its successor) or any other certified public accounting firm agreed to by the Company and the Executive shall determine the extent, if any, of the Company’s obligations pursuant to this paragraph after receipt of notice from either the Company or the Executive that a payment has been made that may subject the Executive to the Excise Tax. The accounting firm shall make its determination within thirty (30) days after the receipt of any such notice. The Company shall pay to the Executive in cash in a lump sum any amount that the accounting firm determines is due pursuant to this paragraph not later than five (5) business days prior to the date that the Executive must file the Executive’s federal income tax return which reflects the payment that subjects the Executive to the Excise Tax.”

(E)     Section 6 of the Agreement is deleted in its entirety and the following is substituted therefor:

    “6.        Non-Competition. The Executive agrees that during his employment by the Company and for a period of three (3) years thereafter, he will not (except on behalf of or with the prior written consent of the Company), within the United States, either directly or indirectly, on his own behalf or in the service or on behalf of others, as a principal, partner, officer, director, manager, supervisor, administrator, consultant, executive employee or in any other capacity which involves duties and responsibilities similar to those undertaken for the Company, engage in any business which is the same as or essentially the same as the Business of the Company. For purposes of this Section, the term “Business of the Company” shall mean any multi-unit, multi-state foodservice business that is of a character and concept similar to the restaurants operated by the Company including, but not limited to, a casual dining restaurant business with a generic, broad-based menu similar in concept to restaurants operated by the Company (such as Ruby Tuesday, American Café, and Tia’s), serving soups, sandwiches, chicken, ethnic cuisine, health or fitness oriented dishes and a full bar. Company and Executive expressly agree that the restaurant concept know as “Truffles” (currently operating in Hilton Head, South Carolina) is excluded from the covenants in this Section 6 for so long as there are no more than five (5) units of such restaurant concept.”

(F)     Section 7 of the Agreement is deleted in its entirety and the following is substituted therefor:

    “7.        Non-Solicitation of Employees. The Executive agrees that during his employment by the Company and for a period of three (3) years thereafter, he will not, on his own behalf or in the service or on behalf of others, solicit or recruit any employee of the Company with whom the Executive worked or had dealings in the course of his employment with the Company.”

    4.        Affirmation of Agreement. To the extent not amended herein, the remaining terms and conditions of the Agreement are ratified and reaffirmed.

        IN WITNESS WHEREOF, the Company and the Executive have executed and delivered this Amendment as of the date first shown above.

COMPANY:

RUBY TUESDAY, INC.

BY: /S/ Marguerite N. Duffy —————————————— Marguerite N. Duffy Senior Vice President & Chief Financial Officer	BY: /S/ Dolph W. von Arx —————————————— Dolph W. von Arx Chairman, Compensation & Stock Option Committee

EXECUTIVE BY: /S/ Samuel E. Beall, III —————————————— Samuel E. Beall, III